FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180779-04
June 20, 2013

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which this material may have been attached are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

$1,178,761,000 (Approximate)
Morgan Stanley Bank of America Merrill Lynch Trust 2013-C10
as Issuing Entity
Morgan Stanley Capital I Inc.
as Depositor
Morgan Stanley Mortgage Capital Holdings LLC
Bank of America, National Association
CIBC Inc.
as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2013-C10

This free writing prospectus relates to Morgan Stanley Bank of America Merrill Lynch Trust 2013-C10’s offering of Classes A-1, A-2, A-SB, A-3, A-4, A-5, X-A, A-S, B, PST and C of its Series 2013-C10 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated June 13, 2013 and filed with the Securities and Exchange Commission under accession number 0001539497-13-000505 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated June 13, 2013 and filed with the Securities and Exchange Commission under accession number 0001539497-13-000501 (the “Term Sheet”):

Structural Update

●	Class X-B Certificates will no longer be issued by Morgan Stanley Bank of America Merrill Lynch Trust 2013-C10.

●	Class A-5 Certificates:

The principal balance of the Class A-4 Certificates will be reduced to $409,537,000.  A new class of certificates, the Class A-5 Certificates, with an initial principal balance of $100,000,000 will be offered, which will receive payments and be allocated losses as described in Attachment A to this free writing prospectus.  Additional information with respect to the Class A-5 Certificates is set forth on Attachment A hereto.  After giving effect to the addition of the Class A-5 Certificates, the trust fund will issue twenty (20) classes of Commercial Mortgage Pass-Through Certificates, Series 2013-C10.

●	Updated DEC Tables:

Initial Certificate Principal Balance Outstanding for the Class A-4 Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
July 2014	100%	100%	100%	100%	100%
July 2015	100%	100%	100%	100%	100%
July 2016	100%	100%	100%	100%	100%
July 2017	100%	100%	100%	100%	100%
July 2018	100%	100%	100%	100%	100%
July 2019	100%	100%	100%	100%	100%
July 2020	100%	100%	100%	100%	100%
July 2021	100%	100%	100%	100%	100%
July 2022	100%	100%	100%	100%	100%
July 2023 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	9.89	9.86	9.84	9.79	9.51

Initial Certificate Principal Balance Outstanding for the Class A-5 Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
July 2014	100%	100%	100%	100%	100%
July 2015	100%	100%	100%	100%	100%
July 2016	100%	100%	100%	100%	100%
July 2017	100%	100%	100%	100%	100%
July 2018	100%	100%	100%	100%	100%
July 2019	100%	100%	100%	100%	100%
July 2020	100%	100%	100%	100%	100%
July 2021	100%	100%	100%	100%	100%
July 2022	100%	100%	100%	100%	100%
July 2023 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	9.95	9.95	9.95	9.87	9.62

●	Revised Issue Characteristics:

Class	Expected Ratings (Fitch/KBRA/Moody’s)	Approximate Initial Certificate Principal Balance	Approximate Initial Credit Support	Approximate Initial Pass- Through Rate	Expected Final Distribution Date	Expected Weighted Average Life (yrs.)	Principal Window (months)
A-4	AAA(sf)/AAA(sf)/Aaa(sf)	$409,537,000	30.000%	%	June 2023	9.89	117 - 119
A-5	AAA(sf)/AAA(sf)/Aaa(sf)	$100,000,000	30.000%	%	June 2023	9.95	119 - 119

Notes:

●
The certificate principal balances are approximate and on the closing date may vary by up to 5%.  Mortgage loans may be removed from or added to the mortgage pool prior to the closing date within the same maximum permitted variance.  Any reduction or increase in the aggregate principal balance of mortgage loans within these parameters will result in changes to the initial certificate principal balance or notional amount of each class of certificates and to the other statistical data contained in this free writing prospectus, the Free Writing Prospectus and the Term Sheet.

●
The expected final distribution date for each of the Class A-4 and Class A-5 certificates is the date on which that class is expected to be paid in full, based on the assumptions described in “Description of the Offered Certificates—Expected Final Distribution Date; Rated Final Distribution Date” in the Free Writing Prospectus.  The rated final distribution date for each of the Class A-4 and Class A-5 certificates is the distribution date in July 2046.  See “Description of the Offered Certificates—Expected Final Distribution Date; Rated Final Distribution Date” in the Free Writing Prospectus.

●
The initial pass-through rates are approximate as of the closing date.  The percentages indicated under the column “Approximate Initial Credit Support” with respect to the Class A-4 and Class A-5 Certificates represent the approximate initial credit support for the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4 and Class A-5 Certificates and the Class A-3FL regular interest (to which the Class A-3FL and Class A-3FX Certificates relate), in the aggregate.

●
Each of the Class A-3, Class A-4 and Class A-5 certificates will, at all times, accrue interest at a per annum rate equal to (i) a fixed rate, (ii) a fixed rate subject to a cap equal to the weighted average of the net interest rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve (12) 30-day months) or (iii) a rate equal to the weighted average of the net interest rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve (12) 30-day months) less a specified percentage, which percentage may be zero.

●
The principal window is expressed in months following the closing date and reflects the period during which distributions of principal would be received under the assumptions set forth in the following sentence.  The expected weighted average life and principal window figures set forth above are based on the following assumptions, among others:  (i) no defaults or subsequent losses on the mortgage loans; (ii) no extensions of maturity dates of mortgage loans that do not have “anticipated repayment dates;” (iii) payment in full on the stated maturity date or, in the case of each mortgage loan having an anticipated repayment date, on the anticipated repayment date; and (iv) no prepayments of the mortgage loans prior to maturity or, in the case of a mortgage loan having an anticipated repayment date, prior to such anticipated repayment date.  See the structuring assumptions set forth under “Yield, Prepayment and Maturity Considerations—Weighted Average Life” in the Free Writing Prospectus.

Collateral Update

●	Appendix VI to the Free Writing Prospectus is hereby updated to add the following language with respect to Mortgage Loan No. 4 – Southdale Center:

(i) With respect to Representation 26 (Recourse Obligations):

With respect to the mortgage loan secured by the mortgaged property identified on Appendix I to this free writing prospectus as Southdale Center, representing approximately 6.7% of the initial pool balance, there is a cap of $15,500,000 on the amount of the guaranteed obligations.

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated the date of the final prospectus supplement for the Offered Certificates (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce,

Fenner & Smith Incorporated and CIBC World Markets Corp.  Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance or Notional Amount of each class of Offered Certificates presented below.

Underwriters	Class A-1	Class A-2	Class A-SB	Class A-3	Class A-4

Morgan Stanley & Co. LLC	$	$	$	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$

CIBC World Markets Corp.	$	$	$	$	$

Total	$	$	$	$	$

Underwriters	Class X-A	Class A-S	Class B	Class PST	Class C

Morgan Stanley & Co. LLC	$	$	$	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$

CIBC World Markets Corp.	$	$	$	$	$

Total	$	$	$	$	$

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates. CIBC World Markets Corp. will act as a co-manager with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased.  In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriter may be increased.  The depositor expects to receive from this offering approximately $          , plus accrued interest from July 1, 2013, before deducting expenses of the offering.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers.  Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC, Bank of America, National Association and CIBC Inc., engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers.  See “Risk Factors—Risks Related to Conflicts of Interest” in the Free Writing Prospectus.

Each Underwriter has represented and agreed, that:

(a)           in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity; and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Certificates which are the subject of the offering contemplated by the prospectus supplement to the public in that Relevant Member State other than:

(a)           to any legal entity which is a “qualified investor” as defined in the EU Prospectus Directive;

(b)           to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the depositor for any such offer; or

(c)           in any other circumstances falling within article 3(2) of the EU Prospectus Directive;

provided, that no such offer of the Offered Certificates referred to in clauses (a) to (c) above shall require the Issuing Entity or any Underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of the prior paragraph, (1) the expression an “offer of the Certificates which are the subject of the offering contemplated by the prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State, (2) the expression “EU Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations.  For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market.  These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering.  Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering.  An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions.  These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part.  It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about July     , 2013, which is the      business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so.

The depositor is an affiliate of Morgan Stanley & Co. LLC, an Underwriter, and Morgan Stanley Mortgage Capital Holdings LLC, one of the sponsors, mortgage loan sellers and originators.  Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator and a sponsor.  CIBC World Markets Corp., an Underwriter, is an affiliate of CIBC Inc., a mortgage loan seller, an originator and a sponsor.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, and CIBC World Markets Corp., one of the Underwriters and a co-manager for this offering.  That flow of funds will occur by means of the collective effect of the payment by the Underwriters to the depositor of the purchase price for the Offered Certificates and (i) the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a sponsor, of the purchase price for the MSMCH Mortgage Loans, (ii) the payment by the depositor to Bank of America, National Association (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), in its capacity as a sponsor, of the purchase price for the Bank of America Mortgage Loans and (iii) the payment by the depositor to CIBC Inc. (an affiliate of CIBC World Markets Corp.), in its capacity as a sponsor, of the purchase price for the CIBC Mortgage Loans.  As a result of the circumstances described above, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc.  In addition, other circumstances exist that result in the Underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121.  See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriters” in the Free Writing Prospectus.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ATTACHMENT A

Class A-5 Certificates

On each Distribution Date the certificate administrator will apply the Available Distribution Amount (other than Excess Interest and Excess Liquidation Proceeds), if any for such date, first to the  Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-5 and Class X-A Certificates and the Class A-3FL Regular Interest for the following purposes and in the following order of priority:

●
first, to the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-5 and Class X-A Certificates and the Class A-3FL Regular Interest, in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective Distributable Certificate Interest for those classes and Floating Class Regular Interest;

●
second, to the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4 and Class A-5 Certificates and the Class A-3FL Regular Interest, in reduction of the Certificate Principal Balances of those classes and Floating Class Regular Interest, in the following priority:

(i)
to the Class A-SB Certificates, in an amount equal to the Principal Distribution Amount for such Distribution Date, until the Certificate Principal Balance of the Class A-SB Certificates has been reduced to the Planned Principal Balance for such Distribution Date;

(ii)
to the Class A-1 Certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clause (i) above) for such Distribution Date, until the Certificate Principal Balance of the Class A-1 Certificates is reduced to zero;

(iii)
to the Class A-2 Certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (i) and (ii) above) for such Distribution Date, until the Certificate Principal Balance of the Class A-2 Certificates is reduced to zero;

(iv)
to the Class A-3 Certificates and the Class A-3FL Regular Interest, pro rata, based on their respective Certificate Principal Balances, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (i), (ii) and (iii) above) for such Distribution Date, until the aggregate Certificate Principal Balance of the Class A-3 Certificates and the Class A-3FL Regular Interest is reduced to zero;

(v)
to the Class A-4 Certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (i) through (iv) above) for such Distribution Date, until the Certificate Principal Balance of the Class A-4 Certificates is reduced to zero

(vi)
to the Class A-5 Certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (i) through (v) above) for such Distribution Date, until the Certificate Principal Balance of the Class A-5 Certificates is reduced to zero; and

(vii)
to the Class A-SB Certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (i) through (vi) above) for such Distribution Date, until the Certificate Principal Balance of the Class A-SB Certificates is reduced to zero;

●
third, to the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4 and Class A-5 Certificates and the Class A-3FL Regular Interest, up to an amount equal to, and pro rata based upon, the aggregate unreimbursed Collateral Support Deficit previously allocated to each such class or Floating Class Regular Interest, plus interest on that amount at the Pass-Through Rate for such class or Floating Class

Regular interest from the date the related Collateral Support Deficit was allocated to such class or Floating Class Regular Interest;

Notwithstanding the foregoing, on each Distribution Date occurring on and after the date the Certificate Principal Balance of all Principal Balance Certificates (other than the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-3FL, Class A-3FX, Class A-4 and Class A-5 Certificates) has been reduced to zero (that date, the “Cross Over Date”), or the aggregate Appraisal Reduction is greater than or equal to the Certificate Principal Balance of all Principal Balance Certificates (other than the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-3FL, Class A-3FX, Class A-4 and Class A-5 Certificates), regardless of the allocation of principal payments described in priority second above, the Principal Distribution Amount for such Distribution Date is required to be distributed, pro rata (based on their respective outstanding Certificate Principal Balances), among the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4 and Class A-5 Certificates and the Class A-3FL Regular Interest (to which the Class A-3FL and Class A-3FX Certificates relate).

Any reduction of the Certificate Principal Balances of the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4 and Class A-5 Certificates and the Class A-3FL Regular Interest (and, therefore, the Class A-3FL and A-3FX Certificates) in connection with Collateral Support Deficits will be made on a pro rata basis in accordance with the relative sizes of their respective outstanding Certificate Principal Balances at the time of the reduction.

Distributions of Prepayment Premiums and Yield Maintenance Charges to the Class A-5 Certificates will be made in substantially the same manner as such amounts are distributed among the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 and the Class A-3FL Regular Interest (to which the Class A-3FL and Class A-3FX Certificates relate) as described in “Description of the Offered Certificates—Distributions” in the Free Writing Prospectus.